Exhibit 3.19

CERTIFICATE OF FORMATION

OF

POTLATCH WISCONSIN TIMBERLANDS, LLC

1. Name. The name of the limited liability company formed hereby is Potlatch Wisconsin Timberlands, LLC (the “LLC”).

2. Registered Office and Registered Agent. The address of the registered office of the LLC required to be maintained in the state of Delaware by Section 18-104 of the Delaware Limited Liability Company Act, is: 1209 Orange Street, Wilmington, DE 19801. The name of its registered agent at such address is The Corporation Trust Company.

3. Effective Date. This Certificate of Formation shall be effective upon its filing with the Delaware Secretary of State.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the 27th day of March, 2009.

By:	Potlatch Timberlands, LLC, sole member

By:	/s/ Pamela Mull
Pamela Mull, Vice President, General Counsel
and Corporate Secretary